EXHIBIT 99.1

HEXO Corp announces results of annual general meeting

OTTAWA, Jan. 16, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX:HEXO) is pleased to announce the results of its annual general meeting of shareholders held on January 15, 2020. All items put forth at the meeting were approved, including the re-election of Nathalie Bourque, Vincent Chiara, Jason Ewart, Adam Miron, Dr. Michael Munzar and Sébastien St-Louis as directors of the Company, all with a majority of the votes cast, to hold office until the next annual meeting of shareholders or until their successors are elected or appointed, and the appointment of MNP LLP as auditor of the Company for the ensuing year. Results of the vote for the election of directors at the meeting are set out below:

Nominee	Total votes cast	Votes for	%
Nathalie Bourque	29,107,773	25,746,370	88.5
Vincent Chiara	29,107,773	25,257,909	86.8
Jason Ewart	29,107,773	27,868,783	95.7
Adam Miron	29,107,773	25,963,687	89.2
Dr. Michael Munzar	29,107,773	27,762,036	95.4
Sebastien St-Louis	29,107,773	25,836,250	88.8

A “Report of Voting Results” for the meeting will be available under the Company’s profile on SEDAR.

Following the meeting, the Audit Committee and Human Resource and Corporate Governance Committee members were appointed to consist of Nathalie Bourque, Vincent Chiara and Jason Ewart, all independent directors.

HEXO also wishes to announce that it has made a change to its Innovation, Development and Engineering Team, which now reports to James McMillan, in a newly expanded role of Chief Development Officer. Mr. McMillan has been with HEXO since soon after its inception and continues to be an invaluable member of the senior leadership team. The position of Chief Innovation Officer has been eliminated; Veronique Hamel, who had held the position since January 2019, is no longer with the Company.

“We continue to invest in the research and development of cannabis technology to ensure our consumers have predictable, consistent and quality experiences, and to drive value for our shareholders,” said Sebastien St-Louis, CEO and co-founder of HEXO. “I’d like to take this opportunity to thank Veronique for her contributions to HEXO and to wish her well in her future endeavours.”

About HEXO
HEXO Corp. is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp. is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp. operates facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Investor Relations:
Jennifer Smith
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invest@hexo.com
www.hexocorp.com

Media Relations:
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